UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
Specialized Disclosure Report

Fidelity National Financial, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-32630	16-1725106
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)
601 Riverside Avenue
Jacksonville, Florida 32204
(Address of principal executive offices, including zip code)

Anthony J. Park
Executive Vice President, Chief Financial Officer
(904) 854-8100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1- Conflict Minerals Disclosure
Item 1.01 and 1.02 Conflict Minerals Disclosure and Report and Exhibit
Conflict Minerals Disclosure
Fidelity National Financial, Inc. (“FNF”, “we” or “our”) has evaluated its current lines of business with respect to the conflict minerals related reporting and disclosure requirements, as contained in the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and with respect to Rule 13p-1 under the Securities and Exchange Act of 1934.  We have determined that none of our businesses or product lines manufacture products that contain tin, tungsten, tantalum, or gold, which are defined as “conflict minerals” by the United States Securities and Exchange Commission, except for certain products manufactured by Remy International, Inc. ("Remy"), a previously consolidated subsidiary of FNF. As of December 31, 2014 we no longer own Remy.
As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Remy International, Inc. (the “Company”) Conflict Minerals Report for the fiscal year ended December 31, 2014 is filed herewith as Exhibit 1.01.
The attached Conflict Minerals Report, as well as Remy’s conflict minerals policy, are also available at www.remyinc.com under "Suppliers".
Section 2- Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Remy International, Inc. Conflict Minerals Report for the year ended December 31, 2014 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 10, 2015	FIDELITY NATIONAL FINANCIAL, INC. (registrant)
		By:	/s/ Anthony J. Park
Anthony J. Park
Chief Financial Officer (Principal Financial and Accounting Officer)

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